UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Theron Resource Group
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88580T 109
(CUSIP Number)

Yan Yan Yue
Room 504/30, West Office Tower
Shanghai Centre, 1376 West Nanjing Road
Jing An District, Shanghai 200040, P.R.C.
86-21-6010 1269
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
(ENTITIES ONLY): Red Point Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) [ ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands
	7	SOLE VOTING POWER:

NUMBER OF		6,000,000
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,000,000
WITH	10	SHARED DISPOSITIVE POWER:

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,000,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
75.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*Percentage calculated based on the total number of 7,900,000 shares of Common Stock outstanding as of May 16, 2016 as reported by the Issuer’s most recent quarterly report ended March 31, 2016, which is also the total number of outstanding common shares of the Issuer at the time of the transaction which requires filing of this Statement.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common shares, par value $0.001 per share (the “Common Stock”), of Theron Resource Group, a company organized under the laws of the State of Wyoming (the “Issuer”), whose principal executive offices are located at Room 504/30, West Office Tower, Shanghai Centre, 1376 West Nanjing Road, Jing An District, Shanghai 200040, P.R.C.. The Common Stocks are quoted on the OTC Pink tier of the OTC Markets Group, an inter-dealer quotation and trading system, under the symbol “THRO.”

Item 2. Identity and Background.

(a) This Statement is being filed by Red Point Holdings L.P. ("Red Point" or "Reporting Person"), a company organized under the laws of the Cayman Islands.

(b) The address of Red Point’s registered office is Offshore Incorporations (Cayman) Limited,

Floor 4, Willow House, Cricket Square, PO Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands

(c) Red Point is a holding company which holds the common stock of the Issuer.

(d) During the past five years, Red Point has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Red Point was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Red Point is a corporation organized and existing under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration.

Red Point purchased 6,000,000 shares of the Common Stock from Horizon Investment Club Limited (the “Seller”) for a purchase price of $763,800. The source of funds used by Red Point to purchase the Common Stock was Red Point’s working capital.

Item 4. Purpose of Transaction.

The transaction was entered into in connection with a change in control and composition of the Board of Directors of the Issuer. In connection with the transaction, on July 2, 2016, Ms. Leonora Yung, sole director and President, Chief Executive Officer, Chief Financial Officer of the Company appointed Mr. Zhaoyu Gu to serve as Chairman of the Board and Mr. Yaohsu (Joseph) Wang to serve as Chief Executive Officer, Chief Financial Officer and Secretary. Then Ms. Yung resigned from all her positions with the Company effective on the same date. Accordingly, on July 2, 2016, as of the date of closing of the transaction, there was a change in control of the Issuer, with Mr. Zhaoyu Gu and Mr. Yaohsu (Joseph) Wang having the power to manage and control the affairs of the Issuer.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5. The Reporting Person purchased 6,000,000 shares of Common Stock which is 75.9% of the equity capital of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit
No.	Description
10.1	The Share Purchase Agreement, dated May 23, 2016, among Red Point Holdings L.P. and Horizon Investment Club Limited.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: July 18, 2016
Red Point Holdings L.P.

By: /s/ Yan Yan Yue
Name: Yan Yan Yue
Title: Sole Director